FOR IMMEDIATE RELEASE

BENESSE SUCCESSFULLY COMPLETES TENDER OFFER FOR BERLITZ INTERNATIONAL, INC.

         New York, New York (June 1, 2001) - Benesse Corporation and Benesse Holdings International, Inc. announced today the successful completion of their tender offer for all the outstanding shares of common stock of Berlitz International, Inc. (NYSE: BTZ). The offer, priced at $16.50 per share, in cash, expired at 5:00 p.m., New York City time, on Thursday, May 31, 2001. All shares validly tendered and not withdrawn prior to the expiration of the offer have been accepted for payment in accordance with the terms of the offer.

         At last count, 2,125,507 shares of Berlitz common stock had been tendered into the offer (including through notices of guaranteed delivery) and not withdrawn prior to its expiration, which together with shares owned by Benesse Holdings, represent approximately 97.8% of the outstanding shares of Berlitz.

         Benesse Holdings intends to acquire the remaining outstanding Berlitz shares by a share exchange under New York law (subject to dissenting shareholders' rights of appraisal). Because Benesse Holdings owns more than 90% of the outstanding shares of Berlitz, no vote of the shareholders of Berlitz is required to effect the share exchange. Shareholders whose shares are acquired in the share exchange will receive the same cash amount per share ($16.50) as the price offered by Benesse Holdings in the tender offer. Immediately following the effective date of the share exchange, Benesse Holdings will own 100% of the then outstanding shares of Berlitz. Benesee Holdings expects the share exchange to become effective in approximately 35 days.

         Benesse is a public company in Japan and its shares are traded on the Tokyo Stock Exchange and the Osaka Securities Exchange. Benesse is the largest educational services company in Japan. Benesse holds the leading position in the Japanese market for correspondence courses, simulated examinations and study aids, with products and services designed for pre-school children and students from elementary school to senior high school. Benesse also publishes Japanese magazines targeted at expectant mothers, young mothers and homemakers and has a growing presence in the field of for-profit social welfare services, principally elder-care facilities and child day-care centers. Benesse Holdings is a wholly owned subsidiary of Benesse incorporated in Delaware in 1991 to act as a holding company for the stock of Berlitz and to make other strategic investments.

         Berlitz and its franchisees have more than 400 locations in over 50 countries worldwide offering language instruction, cross-cultural training, document translation, software localization and interpretation services. In addition, Berlitz offers a wide range of publishing products such as dictionaries, phrase books, travel guides and self-study language instruction materials including CDs and audiocassettes.

Contact: Georgeson Shareholder Communications Inc.
         Attn: Donna Ackerly / Chris Hayden
         17 State Street, 10th Floor
         New York, New York 10004
         Phone:  (212) 440-9800 or (800) 223-2064 (toll free)